EXHIBIT 3

August 11, 2017 ADDENDUM TO THE

STOCK PURCHASE AND JOINT VENTURE AGREEMENT
By and among
DS Healthcare Group, Inc,
And
EverCare Prohealth Technologies LTD.
Dated:  February 7, 2017

PURPOSE

The purpose of this Addendum is to define the decentralization of operations and improve the distribution of DS Laboratory (DSL) and DS Healthcare (DSH) products globally.  In order to do this, certain modifications must be made to the original Joint Venture Document.

The reason that this Addendum exists is because the sale of DS Trademarks for use in China cannot be accomplished because of the existence of certain claims filed by a Chinese manufacturer that gives them the trademark in China for DS Laboratories.  Therefore the price of $2 Million for DS Labs, IP and Trademarks is no longer tenable and must be adjusted according to the Joint Venture.  Acceptance of this Addendum is one possible way to do this.

ENTITIES

Three entities shall exist to distribute and manufacture DS products:

1) EverCare Prohealth Technologies, LTD. (ECPT) Owner of DSL with IP rights in Asia, Africa, and Australia.

2) Mexico/Latam/Europe (LAME) with IP rights for manufacturing/distribution in Mexico, Latin America and Europe.  For purposes of this Agreement Mexican Company, Mexican Subsidiary, and DS Mexico means Divine Skin Laboratories, S.A. de C.V.

3) North America (NA), an independent outsourcing entity servicing DSH customers with distribution and possibly manufacturing rights in North America, U.S. and Canada.

A Fourth Entity, DSH, is a Florida corporation, which after the signing of this document, will no longer manufacture or distribute DSL products.

RIGHTS, DUTIES AND CONSTRAINTS OF THE ENTITIES

ECPT

1.

ECPT would, due to the payments it has already made ($606K) keep all IP rights in Asia, Africa and Australia for a period of 10 years.

2.

The rights to all IP currently in ECPT hands would be returned to DS for those territories not in ECPT’s regions.  These rights would in turn be granted to the new geographic entities.  Any new IP or Trademarks pursuant to this Addendum would be shared proportionately to the R&D cost sharing of the Entities.

3.

The buyback option of the DS Lab shares, IP and Trademarks would be reset in price to the 606K already paid to DSH at 7.5% with the same 5 year term as per the original agreement – approximately 860K.

4.

After the buyback is exercised, the first $4 million of ECPT sales would be exempt from any royalties payable to DSH.  After $4 million, the royalty would be 4%.

5.

For ECPT, the $606K would give full exclusivity of all IP rights to ECPT within its territory for 10 years with automatic renewal for another 10 years upon payment to DSH of $50,000.  This is intended to protect ECPT even after the buyback option is exercised.

6.

All existing payments, shares and warrants are to be canceled between ECPT and DSH.  ECPT shares held by DSH are to be returned to ECPT.  Except royalty payments already owed to ECPT until the date of decentralization can be paid over an agreeable period or applied as credits to approved ECPT transactions.

7.

ECPT may appoint one board seat if Board continues to exist.

8.

The buyback of Shares of DS Labs will entail the return of the operation of DSLabs R&D function plus any surviving equipment and other assets from the original transfer to DSH on Feb. 7, 2017 with DSH re-assuming all costs of operation.  Any new IP’s, Trademarks and Equipments established at ECPT’s cost will not be transferred unless a written agreement to buy them from ECPT is agreed by ECPT.

9.

However, If ECPT desires to continue to benefit from the DSLabs R&D function, it can share the operation costs with DSH and still have rights to new IP and Trademarks.  DSH, however, would supervise the operation and employees of DSLabs.  In the case of ECPT sharing the cost of operating DSLabs with DSH, the first $4 million of ECPT sales after the buyback would still be exempt from any royalty after which, the royalty would be 2% of sales.

MEXICO (LAME)

1.

Mexico would raise needed capital required for working capital.  The capital structure of Mexico will be restructured to accommodate the capital requirements.  DSH must retain a 51 percent stake in the Mexican company and share profits accordingly.  DSH will sell to Fernando Tamez a 48 percent stake in the present Mexican operation for an amount of $500,000.00 (five hundred thousand U.S. Dollars).  The money from sale of DS Mexico equity by DSH will be given, in its entirety, to DS Mexico to fund working capital.  Equity capitalization in Mexico cannot result in DSH dropping below 51% ownership.  Any working capital needed above the amount available via equity must be funded via loans.  The delivery of the shares representing 48% of the capital stock of the Mexican Company as well as a copy of the Shareholders Registry Book duly updated to reflect Fernando Tamez adjusted ownership in the Mexican Company, shall occur simultaneously to the delivery of funds by Fernando Tamez.

2.

Shares representing the 51 percent of DS Mexico owned by DSH shall be put in escrow to be accessed as in paragraph 7, below.

3.

DSH agrees to:  (i) modify the current by-laws of DS Mexico in order to amend voting provisions in Shareholders Meetings as well as recognize that 30% of the profits will be delivered to Fernando Tamez, and the remaining 70% will be paid to each shareholder on a pro-rata basis.

4.

Various portions of this Agreement and some transactions between Fernando Tamez and DSH may likely result in his being in a position of conflict of interest.  In order to prevent any conflict of interest, Fernando Tamez must resign from his position as COO of DSH.  He would drop all claims due to the Share Exchange Agreement executed between him, DSH and the

Mexican Subsidiary on October 31, 2012.  He will still have the 30% profit sharing component and all other profits will be shared according to the resulting capital table.

5.

All current outstanding receivables due to DSH from Mexico must be paid under the original terms.

6.

All current outstanding receivables due to DSH from Spain must be paid no later than 11/30/17.  A detailed work out plan should be given to DSH by Fernando Tamez within 30 days from the consummation of this Agreement.  Spain will become a customer of Mexico is why it is even part of this Agreement.

7.

In the event of bankruptcy of DSH, and in this case only, Fernando Tamez will have the right to take possession of the 51 percent of DS Mexico shares in escrow (paragraph 2. in the Mexico entity section above) in exchange for $500K paid to the DSH account of the trustee in bankruptcy.

8.

All sales of Equity mentioned in this Agreement shall be in the form of a Stock Purchase Agreement and not any other type of sale.

NORTH AMERICA (NA)

1.

In the event where, NA is not established by 11:59 PM of Aug 31, 2017, ECPT will automatically take over the Service Agreement and will run NA temporarily until the NA operations is started and operating.  See business proposal summary in Exhibit A which signatories hereby accept as part of this agreement.

2.

The appointment of a managing partner (MP) to run this independent outsourcing entity must be subject to ECPT’s and DSH’s agreement.  The MP must first have the ability to raise capital.  The MP must produce an initial capital that is acceptable by ECPT and DSH management.  The dollar amount will be determined by ECPT by discussing with the senior management of DSH.  NA will take over all existing US and Canada operations for Salon, Retail and E-Commerce as an outsourcing service for DSH.  See business proposal summary in Exhibit A.

3.

For North America, ECPT would receive a 25% equity stake in return for $250K of in-kind finished goods provided to the new North American company.  DSH would receive 10% equity in the NA enterprise.  North America would raise the remaining required capital through the sales of the remaining equity with which it can secure, market and sell product.  North America would pay a royalty to DSH of 4% of sales.  See business proposal summary in Exhibit A.

4.

This NA outsourcing agreement will terminate after ten years unless renewed by DSH.  If the NA outsourcing agreement is terminated, the original customers must be returned to DSH to service and DSH will return the 10% equity in NA and pay NA the value of one year’s sales to the old customer list.  NA will pay a 4% royalty to DSH on sales to any new customers it has developed from that point in time onward.  Any new customers sourced by NA will remain with the NA entity unless sold to DSH.  If DSH decides at the end of the ten year period that it does not want to service the NA territory, it may renew the NA agreement for another 10 years.

5.

The North American entity will exclusively service all channels including E-Commerce for North American Markets, Canada and US.

6.

E-Commerce for non-North American markets can be accomplished by proper re-routing of purchasers to the site pertaining to their country of electronic origin so that they may be serviced by the appropriate licensed entity.

7.

ECPT must own at least 25% of NA at all times.  Issuance of any new shares must not create any dilution to ECPT.  New issuance must include shares automatically given to ECPT at no cost to maintain the 25% control.

8.

DSH must own at least 10% of NA at all times.  Issuance of any new shares must not create any dilution to DSH.  New issuances must include shares automatically given to DSH at no cost to maintain the 10% control.

9.

Should NA not be able to secure products in a timely manner from the other licensed entities, it may manufacture those products itself under license from DSH.

ADDITIONAL TERMS

1.

Dividends:  Both Mexico and North America will pay quarterly dividends to DS to reflect its percentage equity participation.

2.

Manufacturing:  The three entities, ECPT, NA and Mexico, except for manufacturing arrangements made in this Agreement, are free to work with each other in the manufacturing of product.  The agreed upon markup for inter-entity purchases should be Cost plus a maximum of 10%.

3.

R&D and new products:  Prior to any buyback of DSLabs all future costs related to any non-ECPT R&D done by DSLabs for any of the entities will be subject to a R&D pricing set forth by ECPT after calculations of the related cost.  Thereafter, upon successful completion of the R&D, ECPT is entitled to sell the product from that IP for its market.  Therefore, the terms of the new IP will be treated the same way as the existing IP’s.  As for any R&D done solely for ECPT”s IP’s, the entities can sell them in their markets upon an agreeable royalty or licensing payment to ECPT.  Any projects in the current pipeline can be treated as ECPT’s R&D IPs.  Or, If DSH feels otherwise, then the cost will be calculated and all entities must contribute equal amount before the R&D can be done by DS Labs.

4.

As in the original Joint Venture of Feb. 7, 2017, all disputes and alleged breaches must be settled by arbitration.

Signatures on next page (6)

The undersigned hereby agree that these modifications to the Joint Venture Agreement between ECPT and DSH dated Feb. 7, 2017 shall become effective August 14, 2017.  This document may be signed in counterparts and assembled as one.

For DSH

For DS Mexico

/s/ Fernando Tamez

Myron Lewis

Fernando Tamez,

Chairman, Board of Directors DSH

Chairman, DS Mexico

For ECPT

Tsing Cheung,

Compliance, ECPT

EXHIBIT A

Summary Business Proposal for North American Entity

Incorporate as S Corp.

EQUITY

•

ECPT:  25% in exchange for $250K worth of DS products at cost of manufacturing plus 10% markup inclusive.

•

DSH:  10%

•

North American Principal:  25% sweat equity in lieu of first year’s salary (S Corp profit share to cover).  Advances on profit sharing may be taken by principal.

•

Initial Capital from Cash Investors:  at least $250K for 25% or less to start operations.  Actual equity capital may be higher for less percentage but this is a minimum dollar value.

•

15% or more as Treasury stock which can be sold later at a price higher than $1.00

•

Royalty payment to DSFI:  4% of net revenue (sales).

PRINCIPAL (Management Partner, MP)

Profit sharing in lieu of salary for first year.

Second Year:  $250K salary provided sales go to $5M, otherwise pro-rated with respect to actual sales.

Third year and beyond:  Increase in sales beyond $6M will bring increase in MP ‘s salary to be determined by Board of Directors.

DIRECTORS of NA

Chairman of DSH to be a Director of NA Entity.

MP to be a Director

Major investors to be or name Directors

OUTLETS

The NA Entity shall service the following DSH customer base in the U.S and Canada:

All Salon business through distributors or direct

Retail Stores and Chains

Direct E-Commerce:  Shopify and Shopify-Pro

Major E-Commerce Outlets:  e.g. Costco, Amazon, Target, etc.